

December 3, 2020

Jay Short, Ph.D.
Chairman and Chief Executive Officer
BioAtla, Inc.
11085 Torreyana Road
San Diego, CA 92121

  **Re: BioAtla, Inc.**
    **Form S-1**
    **Filed on November 13, 2020**
    **File No. 333-2500093**

Dear Dr. Short:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed November 13, 2020

LLC Conversion, page 82

1. We note your response to comment 82 and clarify that a diagram depicting the transactions resulting in the single legal entity will assist the reader in understanding the series of transactions.

BA3011 Phase 1 clinical trial
Antitumor Activity, page 135

2. We note your revised disclosure in response to prior comment 7. Please expand your disclosure to discuss your results in terms of the clinical endpoints described on page 135. Please also disclose whether any of the results related to antitumor activity were considered statistically significant. Please include similar disclosure for BA3021.

Safety, page 140

3.    We note your revised disclosure in response to prior comment 20, including SAEs observed in patients receiving the Phase 2 dose level and the 2.4 mg/kg Q3W does level. We also note your disclosure on page 134 that patients were enrolled into 9 dose cohorts. Please revise your disclosure to clarify whether any SAEs were observed in any of the other dose cohorts.

Bispecific candidates, page 154

4.    We note your response to prior comment 5 and your revised disclosure regarding the EpCAM x CD3 bispecific candidates. Please revise your disclosure to include a description of preclinical studies or other development activities conducted for BA3142, EGFR x CD3 or Nectin-4 x CD3 bispecific antibody product candidates. Alternatively, please remove any programs that are not material from your pipeline table.

Global Co-Development and Collaboration Agreement with BeiGene, Ltd., page 156

5.    Please disclose the royalty term under the Global Co-Development and Collaboration Agreement with BeiGene.

Amended and Restated Exclusive Rights Agreement with Himalaya Therapeutics SEZC, page 157

6.    Please revise your disclosure to clarify the nature of the rights granted to Himalaya Therapeutics SEZC. We also note your disclosure that payments to the Company may include upfront payments, milestone payments and double-digit royalties. Please disclose the amounts paid to date, aggregate future potential milestone payments to be received, and the royalty term.

Exclusive License Agreement with BioAtla Holdings, LLC, page 157

7.    Please revise your disclosure to describe the nature of the rights granted to BioAtla LLC. Please also describe any obligations of BioAtla under the agreement. For example, will BioAtla owe any potential future milestone or royalty payments in connection with the rights granted. With respect to your option to acquire the ACT preparations and ACT treatments, please expand your disclosure to describe the nature of the rights you may acquire. Please also disclose the term of the royalty under your option.

Exclusive License Agreement with Inversagen, page 157

8.    Please revise your disclosure to clarify the nature of the rights acquired by Inversagen. For example, did the Company grant a worldwide exclusive license to develop and commercialize the antibodies. We also note your disclosure that Inversagen will pay you milestone payments and royalties. Please disclose the aggregate future potential milestone payments to be received. Please also disclose the royalty rates or range and the royalty

term. With respect to your option to acquire rights to the immuno-oncology antibody please specify the nature of those rights and disclose the royalty term referenced.

Notes to the Financial Statements
1. Organization and summary of significant accounting policies, page F-8

9.     We note your response to comments 14 and 27 and revised disclosure.  Regardingthe March 2019 Division, please address the following:

   • When describing the "exceptions" related to the operating agreement and capital structure between the companies, please identify, in revised disclosure, which of the three "Post-Division LLC's" you are referring to as the "Post-Division Successor". In this regard, it would appear from your disclosure here that the "Post-Division Successor" is the <u>new</u> legal entity named BioAtla, LLC rather than BioAtla Holdings, LLC.

   •
   • and
   • Your response to comment 12 indicates that prior to July 2020, you had two consolidated subsidiaries, Himalaya Therapeutics SEZC and its wholly owned subsidiary Himalaya Therapeutics HK Limited.  Please clarify whether these entities existed at the time of the March 2019 Division. If so, please include a discussion of these subsidiaries under the 'Organization' and "LLC Division' headers in this footnote as applicable.

10.    Please help us better understand and further clarify your disclosures related to the series of transactions that took place as part of your Corporate Reorganization.  Please clarify in your disclosure that Himalaya Parent, LLC became the parent to BioAtla, LLC after it was merged into BioAtla MergerSub LLC, with BioAtla, LLC surviving, if true. If this is not a true statement, please clarify. Also, clarify how you subsequently separated from Himalaya Parent, LLC. Providing us a diagram of your organization from the Pre-Division Predecessor to the "Division" and lastly, the corporate reorganization.
   •

11.    Please tell us how your equity accounts reflect compliance with SAB Topic 4B relating to undistributed earnings or losses of the limited liability company for periods prior to becoming a taxable corporation.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik at 202-551-3692 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters.  Please contact Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences